# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anghami Inc, CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Dubai Internet City, Building 17, 2nd Floor, Office 254, Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950127-23-000015
Filed by CIK 0001967972

## Reporting persons
- MBC Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 4,074,533; shared voting power 0; sole dispositive power 4,074,533; shared dispositive power 0; aggregate amount beneficially owned 4,074,533 (6.1% of the class)
  Comment: Consists of 4,074,533 Ordinary Shares directly held by MBC Ventures Limited. MBC Ventures Limited is owned and controlled by MBC Group Listed Joint Stock Company. By virtue of this relationship, MBC Group Listed Joint Stock Company may be deemed to beneficially own the Ordinary Shares owned by MBC Ventures Limited. MBC Group Listed Joint Stock Company disclaims beneficial ownership of the shares held by MBC Ventures Limited, except to the extent, if any, of its pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Anghami Inc
Address of issuer's principal executive offices: Dubai Internet City, Building 17, 2nd Floor, Office 254, Dubai, United Arab Emirates, 00000

## Item 2. Person Filing
Name of person filing: MBC Ventures Limited
Address of principal business office or, if none, residence: Craigmuir Chambers, Road Town Tortola VG1110, British Virgin Islands
Citizenship: British Virgin Islands

## Item 4. Ownership
Amount beneficially owned: 4,074,533
Percent of class: 6.1
Sole power to vote or to direct the vote: 4,074,533
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,074,533
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MBC Ventures Limited: /s/ Muhammad Abdul Rasheed, Muhammad Abdul Rasheed, Director (02/14/2025)